SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 08 April 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 - Annual Financial Report dated 28 March 2011
99.2 - Disposal dated 31 March 2011
99.3 – Total Voting Rights dated 31 March 2011

Exhibit No: 99.1

28 March 2011

InterContinental Hotels Group PLC
Annual Financial Report 2010

The following documents have today been posted or otherwise made available to shareholders:

1. Annual Report and Financial Statements 2010
2. Annual Review and Summary Financial Statement 2010
3. Notice of 2011 Annual General Meeting
4. Form of Proxy for the 2011 Annual General Meeting
5. Chairman's Letter to all shareholders
6. Chairman's Letter - electronic communications

In compliance with Listing Rule 9.6.1 a copy of each of these documents has been submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do

The above documents, with the exception of the Form of Proxy, are publicly available on the IHG PLC website www.ihgplc.com/investors under financial library or by using the direct link URL www.ihgplc.com/financiallibrary

Notes to Editors:

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 640,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 56 million members worldwide.

IHG has almost 1,300 hotels in its development pipeline, which is expected to create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube www.youtube.com/ihgplc.

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512 176
Media Affairs (Giles Deards):	+44 (0)1895 512 275

Exhibit No: 99.2

IHG announces on-strategy sale of hotels to
Summit Hotel Properties for $17 million

London, 31 March 2011- IHG (InterContinental Hotels Group) [LON: IHG, NYSE:IHG (ADRs)] announces the sale of two hotels, the 121-room Staybridge Suites Denver Cherry Creek and the 143-room Holiday Inn Atlanta-Gwinnett Place, for a combined total of US$17 million to Summit (Summit Hotel Properties Inc.) a US-based real estate investment trust.

IHG will continue to manage the Holiday Inn under a long term management agreement, while the Staybridge Suites will continue to operate under a long term license agreement with IHG. The sale is subject to customary closing requirements and conditions and is expected to complete by early May.

The hotels generated gross revenues of US$6.9m with EBITDA of $2.2m and EBIT of $1.5m in 2010 and had a net book value of US$13.4m as of 31 December 2010.  Summit will invest approximately $2.5m in capital improvements.

Richard Solomons, IHG's Chief Financial Officer and Head of Commercial Development, said, "The sale of the hotels to Summit is a further example of our asset strategy in action.  We have sold the hotels above net book value, giving us capital we can re-invest to develop our brands. We are delighted our relationship with Summit has driven a great result for the business so quickly and look forward to working with them on future deals."

In February, IHG formed a strategic relationship with Summit a US hotel real estate investment trust focused on premium-branded select service hotels in the upscale and midscale without food and beverage sectors.  In connection with Summit's initial public offering, which closed on 14 February 2011, IHG purchased 1,274,000 shares of Summit common stock, representing approximately 4.7%, for a purchase price of $11.6m.

Of Summit's 65 properties seven already carry IHG's brands, and under a sourcing agreement, Summit will provide IHG an exclusive right for a period of five years, of first offer to franchise or manage any unbranded hotel bought by them which they want to brand.

Since 2003, IHG has released $5.6 billion of capital through the sale of 185 owned hotels and the divestment of equity stakes and over the same period returned almost $6 billion to shareholders.  Following the sale of the InterContinental Buckhead Atlanta, IHG had 15 owned hotels at the end of 2010.  This new agreement reduces the number of owned hotels to 13 with the flagship InterContinental New York Barclay currently on the market.

***

For further information please contact:
Investor Relations (Heather Wood, Catherine Dolton)   +44(0) 1895 512176
Media Relations (Leslie McGibbon, Kari Kerr)                +44 (0) 1895 512 426

Notes to editors

About Summit Hotel Properties
Summit Hotel Properties, Inc. is a self-advised real estate investment trust focused on acquiring and owning premium-branded select-service hotels in upscale and midscale without food and beverage segments.  As of March 2011, the company's hotel portfolio consisted of 65 hotels with a total of 6,533 guestrooms located in 19 states.  Additional information about Summit may be found at the company's website, www.shpreit.com.

About IHG

InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms. IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 640,000 guest rooms in 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club® Rewards with 56 million members worldwide.

IHG has almost 1,300 hotels in its development pipeline, which is expected to create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube www.youtube.com/ihgplc.

Exhibit No: 99.3

INTERCONTINENTAL HOTELS GROUP PLC
Transparency Directive Announcement

Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1 InterContinental Hotels Group PLC would like to notify the market of the following:

As at 31 March 2011, InterContinental Hotels Group PLC's issued share capital consists of 290,021,720 ordinary shares of 13 29/47 pence each with voting rights.  The Company does not hold any shares in Treasury.  Therefore the total number of ordinary shares in the Company with voting rights is 290,021,720.

The above figure, 290,021,720, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, InterContinental Hotels Group PLC under the FSA's Disclosure and Transparency Rules.

Catherine Springett
Deputy Company Secretary
31 March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	08 April 2011